Exhibit 20.3

                        News Release

    FOR IMMEDIATE RELEASE              CONTACT: Thomas P. Scottino
    10/24/96                           (708) 378-7504



    TELLABS DECLARES TWO-FOR-ONE STOCK SPLIT

    Lisle, Ill. -- Telecommunications equipment manufacturer Tellabs, Inc., announced Thursday that its Board of Directors declared a 2-for-1 stock split effected in the form of a 100 percent stock dividend that will be paid on November 15, 1996, to shareholders of record as of October 31, 1996.

    The stock split is designed to improve trading liquidity and broaden ownership of the company's common shares. After the stock split, there will be approximately 179 million common shares outstanding.

    Tellabs, Inc. designs, manufactures, markets and services voice and data transport and network access systems. The company's products are used worldwide by the providers of communications services. Tellabs, Inc., stock is listed on the Nasdaq Stock Market (TLAB).